Filed by QRS Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: QRS Corporation

Commission File No: 000-21958

QRS Reports Second Quarter 2004 Results

Net Income Improves Sequentially

RICHMOND, Calif. – July 20, 2004 – QRS Corporation (Nasdaq: QRSI) announced today financial results for its second quarter ended June 30, 2004.

The Company reported second quarter revenues of $29.2 million, compared to $30.5 million for the first quarter 2004 and $30.6 million for the second quarter 2003. The Company also reported second quarter net income of $1.5 million, or 9 cents per share, diluted. This result compares to net income of $1.3 million, or 8 cents per share, for the first quarter 2004, and to net income of $1.8 million, or 12 cents per share, diluted, for the second quarter 2003.

“We are pleased with our profitable performance during the quarter, driven by continued cost management in our core business. With the introduction of QRS IMPACT™ and QRS QuickSync™ in the first half of 2004, we are executing on our plan to bring new collaborative solutions to market,” said Liz Fetter, President and CEO of QRS.

The Company reported a second quarter gross margin of 49%, which compares to 49% in the first quarter 2004 and 50% in the second quarter 2003. Second quarter total operating expenses were $12.9 million, compared to $13.8 million for the first quarter 2004 and $13.4 million for the second quarter 2003.

Cash and marketable securities at the end of the second quarter were $33.2 million, compared to $34 million at the end of the first quarter 2004.

QRS highlights from the second quarter include:

•	QRS signed contracts for solutions in its traditional business – which includes QRS Catalogue™, QRS Retail Intelligence ServicesSM and the Company’s Trading Community Management (TCM) solutions – with companies including Boscov’s, Columbia Sportswear, Dooney & Bourke, KitchenAid and King’s Supermarket.

•	For the Company’s new solutions, York Fitness Worldwide selected QRS IMPACT and Gold Toe Hosiery chose QRS QuickSync to more effectively manage and centralize product information. In addition, several major retailers will participate in a beta program for QRS Reveal™, the Company’s newest solution for transaction lifecycle visibility.

•	QRS was recently named a “Top 100 IT Supplier” by the UK publication Retail Week and a “Top 100 Logistics IT Provider” by Inbound Logistics Magazine.

•	On June 17, 2004, QRS and JDA Software Group Inc. announced they had signed a definitive agreement for JDA to acquire QRS. Based on the 12-month period ending March 31, 2004, the combined revenues of the two companies was in excess of $340 million.

QRS currently expects to be profitable for the remainder of 2004. Third quarter 2004 revenues are expected to be in line with second quarter revenues.

Conference Call Information

In conjunction with the earnings release, the Company will hold a conference call at 2:00 p.m. PT (5:00 p.m. ET) on July 20, 2004. The conference call can be accessed via telephone at 877.580.9103 (toll-free) with passcode QRS and leader name Liz Fetter. The call will be webcast and can be accessed at www.qrs.com. Telephone replay will be available beginning July 20, 2004, after 4:00 p.m. PT (7:00 p.m. ET) at 800.294.9508. The replay of the webcast will also be available at www.qrs.com.

About QRS

QRS (Nasdaq: QRSI) is a technology company that serves the global retail trading community. We offer collaborative commerce solutions that drive a new standard for global brand execution. At QRS, we manage the flow of critical commerce information and leverage our retail technology expertise to address fundamental industry challenges such as global data synchronization, mandate compliance, transaction management and global trade management. QRS solutions help approximately 9,800* customers expand into new markets and channels, improve operational efficiency and differentiate their brand. Learn more about QRS at www.qrs.com.

*	Based on total, unique QRS corporate customers that purchased or licensed QRS products and services between July 1, 2003 and June 30,2004.

# # #

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements regarding future events and the future prospects and financial results. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by QRS Corporation (“QRS”) with the Securities and Exchange Commission (“SEC”), specifically the most recent reports on Form 10-K, 8-K, and 10-Q, each as it may be amended from time to time, which identify important factors that could cause actual events and results to differ from those contained in the forward-looking statements, including risks associated with general economic conditions; specific conditions in the retail industry; competition; changes in senior management; dependence upon key customers and their trading partners; ability to introduce and market acceptance of new and enhanced products and services; customers’ willingness to purchase products or services offered through or in conjunction with third parties; customers’ reluctance to purchase products or services due to the announcement of the signing of the merger agreement with JDA Software Group, Inc. (“JDA”); QRS’ and JDA’s assumptions regarding the future financial and operating results of the combined company if JDA and QRS successfully complete the merger and the benefits of this pending merger; the ability of JDA and QRS to obtain the regulatory and stockholder approvals required; and dependence upon IBM for e-commerce services, among others.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Additional information relating to the uncertainty affecting the businesses of JDA and QRS, as well as certain risks associated with the pending merger of JDA and QRS are contained in the respective filings with the SEC. QRS disclaims any obligation to update the forward-looking information contained in this news release.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the SEC. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the SEC at the SEC’s website at http://www.sec.gov.

Free copies of the joint proxy statement (when available) and other documents filed by QRS with the SEC may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Vice President, General Counsel and Secretary, 510.215.5000.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’ and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

© 2004 QRS Corporation. All Rights Reserved. QRS is a registered trademark and QRS Catalogue, QRS Retail Intelligence Services, QRS IMPACT, QRS Reveal and QRS QuickSync are trademarks or service marks of QRS Corporation. All other trademarks belong to their respective owners.

CONTACT:

Carolyn Bass	Katherine Post
Investor Relations	Media Relations
Market Street Partners	QRS Corporation
510.965.4470	510.965.4521
carolyn@marketstreetpartners.com	kpost@qrs.com

QRS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2004 and 2003

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenue:
Software applications	$8,318	$8,329	$16,520	$16,470
Trading community management	14,832	16,336	30,964	33,002
Global services	6,054	5,905	12,226	11,901

Total revenue	29,204	30,570	59,710	61,373

Cost of revenue:
Software applications	2,193	2,157	4,282	4,444
Trading community management	7,472	8,050	15,442	16,107
Global services	5,178	5,178	10,573	10,489

Total cost of revenue	14,843	15,385	30,297	31,040

Gross profit	14,361	15,185	29,413	30,333

Operating expenses:
Sales and marketing	5,060	5,013	11,332	10,800
Service and product development	2,701	3,161	5,876	6,158
General and administrative	5,033	4,370	9,851	9,142
Settlement of deferred acquisition payment	—	—	(600)	—
Amortization of other intangible assets	93	839	186	1,688

Total operating expenses	12,887	13,383	26,645	27,788

Operating income	1,474	1,802	2,768	2,545
Interest income	99	109	177	226
Interest expense	(4)	(36)	(17)	(76)

Income from operations before income taxes	1,569	1,875	2,928	2,695
Income tax expense	27	48	47	48

Net income	$1,542	$1,827	$2,881	$2,647

Basic net income per share	$0.10	$0.12	$0.18	$0.17

Shares used to compute basic net income per share	15,936	15,829	15,932	15,815

Diluted net income per share	$0.09	$0.12	$0.17	$0.17

Shares used to compute diluted net income per share	16,358	15,885	16,473	15,858

QRS CORPORATION

RECONCILIATION FROM GAAP TO NON-GAAP MEASURES OF PERFORMANCE

(In thousands)

(Unaudited)

	Three Months Ended
	June 30, 2004	March 31, 2004	June 30, 2003
GAAP operating income	$1,474	$1,294	$1,802
Depreciation and amortization of property and equipment	1,196	1,222	1,176
Amortization of capitalized service and product development costs	686	570	329
Amortization of software licenses and other	43	—	295
Amortization of other intangible assets	93	93	839
Stock-based compensation	273	259	55
Settlement of deferred acquisition payment	—	(600)	—

Adjusted EBITDA(1)	$3,765	$2,838	$4,496

(1)	EBITDA is Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted EBITDA further excludes stock-based compensation and settlement of deferred acquisition payment.

We provide adjusted EBIDTA in the press release as additional information regarding our operating results. The measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be defined differently from adjusted EBITDA used by other companies. We believe that this presentation of adjusted EBITDA provides useful information to investors regarding certain additional financial and business trends relating to our results of operations and our ability to produce revenue in a cost effective manner. Management uses this information as additional indicators of underlying financial and business trends. No tax benefit or expense associated with the adjustments was used in these calculations.

QRS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2004 and December 31, 2003

(In thousands, except share and per share amounts)

(Unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$30,913	$31,419
Marketable securities available-for-sale	2,006	5,203
Accounts receivable—net of allowance for doubtful accounts of $728 at June 30, 2004 and $698 at December 31, 2003	15,331	15,426
Prepaid expenses and other	1,709	2,730

Total current assets	49,959	54,778

Property and equipment:
Furniture and fixtures	2,129	2,109
Equipment	17,837	16,489
Leasehold improvements	2,285	2,128

	22,251	20,726
Less accumulated depreciation and amortization	(15,463)	(13,045)

Total property and equipment	6,788	7,681

Restricted cash	3,560	—
Marketable securities available-for-sale	252	1,500
Capitalized service and product development costs—net of accumulated amortization of $9,663 at June 30, 2004 and $8,407 at December 31, 2003	7,930	6,206
Goodwill	830	830
Intangible assets—net of accumulated amortization of $6,669 at June 30, 2004 and $6,483 at December 31, 2003	318	504
Other assets	1,682	1,280

Total assets	$71,319	$72,779

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,600	$6,586
Accrued compensation	3,534	4,424
Accrued vacation	2,240	2,155
Deferred acquisition payment	—	2,500
Deferred revenue	2,024	2,733
Sublease loss accruals related to business restructuring	2,928	3,142
Other accrued liabilities	2,703	2,562
Current portion of note payable	—	284

Total current liabilities	21,029	24,386

Sublease loss accruals related to business restructuring	6,949	7,884
Deferred rent and other	1,419	2,036

Total liabilities	29,397	34,306

Stockholders’ equity:
Preferred stock: $.001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock: $.001 par value; 60,000,000 shares authorized; 16,174,968 shares issued and 15,941,237 shares outstanding at June 30, 2004 and 16,154,468 shares issued and 15,920,737 shares outstanding at December 31, 2003	255,547	254,973
Deferred compensation	(2,202)	(2,225)
Treasury stock: 233,731 shares at June 30, 2004 and December 31, 2003	(5,557)	(5,557)
Accumulated other comprehensive earnings (loss):
Unrealized gain on marketable securities available-for-sale	47	10
Cumulative translation adjustments	(259)	(193)
Accumulated deficit	(205,654)	(208,535)

Total stockholders’ equity	41,922	38,473

Total liabilities and stockholders’ equity	$71,319	$72,779

QRS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2004 and 2003

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	$2,881	$2,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,418	2,304
Amortization of capitalized service and product development costs	1,256	587
Amortization of software licenses and other	43	714
Amortization of other intangible assets	186	1,688
Stock-based compensation	532	83
Provision for allowance for doubtful accounts	247	151
Changes in assets and liabilities:
Accounts receivable	(152)	(785)
Prepaid expenses and other	1,021	(252)
Other assets	73	—
Accounts payable	812	(2,209)
Accrued compensation	(890)	(1,839)
Accrued vacation	85	234
Deferred acquisition payment	(2,500)	—
Deferred revenue	(709)	733
Sublease loss accruals related to business restructuring	(1,149)	(1,415)
Other accrued liabilities	397	(1,399)
Deferred rent and other	(555)	103

Net cash provided by operating activities	3,996	1,345

Cash flows from investing activities:
Restricted cash	(3,560)	—
Sales and maturities of marketable securities available-for-sale	4,482	3,162
Purchases of marketable securities available-for-sale	—	(8,146)
Purchases of property and equipment	(1,525)	(1,781)
Capitalization of service and product development costs	(2,980)	(2,819)
Purchase of licensed technology	(518)	—
Other assets	—	532

Net cash used in investing activities	(4,101)	(9,052)

Cash flows from financing activities:
Proceeds from employee stock purchase plan	49	176
Exercise of stock options	16	2
Repurchase of common stock	—	(8)
Payments on note payable	(288)	(528)
Payments on capital lease obligations	(112)	(99)

Net cash used in financing activities	(335)	(457)

Effect of exchange rate on cash and cash equivalents	(66)	(16)

Net decrease in cash and cash equivalents	(506)	(8,180)
Cash and cash equivalents at beginning of period	31,419	35,358

Cash and cash equivalents at end of period	$30,913	$27,178

Cash paid for:
Taxes	$97	$76
Interest	$14	$64
Noncash investing and financing activities:
Property and equipment acquired through capital lease	$—	$419
Fair value of restricted stock awarded	$469	$210